Exhibit 12
LEVI STRAUSS & CO. AND SUBSIDIARIES

Statements re: Computation of Ratio of Earnings to Fixed Charges

	Year Ended
	November 30, 2014		November 24, 2013		November 25, 2012		November 27, 2011		November 28, 2010
	(Dollars in thousands)
Earnings:
Income before income taxes	$153,854		$322,613		$195,881		$202,827		$235,598
Add: Fixed charges	182,831		195,071		197,771		192,256		190,425
Add: Amortization of capitalized interest	1,040		876		571		334		152
Subtract: Capitalized interest	905		1,201		1,028		2,009		881
Total earnings	$336,820		$517,359		$393,195		$393,408		$425,294
Fixed Charges:
Interest expense (includes amortization of debt discount and costs)	$117,597		$129,024		$134,694		$132,043		$135,823
Capitalized interest	905		1,201		1,028		2,009		881
Interest factor in rental expense(1)	64,329		64,846		62,049		58,204		53,721
Total fixed charges	$182,831		$195,071		$197,771		$192,256		$190,425
Ratio of earnings to fixed charges	1.8	x	2.7	x	2.0	x	2.0	x	2.2	x
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(1)	Utilized an assumed interest factor of 33% in rental expense.
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